November 8, 2013

VIA EDGAR

Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0303 Attn: Christina Chalk, Senior Special Counsel

Re:	Net Serviços de Comunicação S.A. Amendment No. 3 to Schedule TO-T/13E-3 filed October 17, 2013 by Embratel Participações S.A. et al File No. 5-84654

Dear Ms. Chalk:

On behalf of our clients, Empresa Brasileira de Telecomunicações S.A. - EMBRATEL (“Embratel”) and Embratel Participações S.A. (“Embrapar,” and together with Embratel, the “Filing Persons”), we1 have set forth below the responses of the Filing Persons to the comments raised in telephone conversations on October 28 and 29, 2013 with the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) related to the Filing Persons’ combined Schedule TO and Schedule 13E-3, initially filed on August 13, 2012 (as amended, the “Combined Schedule”).

Concurrently with the delivery of this letter, the Filing Persons are filing an amendment (“Amendment No. 4”) to the Combined Schedule. Amendment No. 4 contains the revisions described in this letter and other clarifying disclosure. Capitalized terms used but not defined herein have the meanings ascribed to them in the Combined Schedule. All page references in the following responses correspond to the page numbers in the offer to purchase dated October 17, 2013 and included in Amendment No. 3 to the Combined Schedule as Exhibit (a)(1)(i) (the “Offer to Purchase”).

[1]	We are admitted to practice only in the State of New York. To the extent this letter summarizes propositions of Brazilian law, we have relied on advice from Veirano Advogados, Brazilian counsel to the Filing Persons. Please refer to the letter from Veirano Advogados, dated November 8, 2013, attached hereto.

Ms. Christina Chalk
U.S. Securities and Exchange Commission
November 8, 2013, p. 2

Offer Price. The Staff has raised the question of whether the offer price was fixed for purposes of Rule 14e-1(b) under the Securities Exchange Act of 1934, as amended, despite the fact that a term of the Offer is the payment of accrued interest on the base offer price at the CDI Rate through the Auction Date.

The Filing Persons do view the offer price as fixed for purposes of Rule 14e-1(b), although the total payment to be made to tendering holders will be in excess of the base offer price due to the payment of interest on the base offer price. The offer price consists of a base offer price of R$26.64 per Common Share and per Preferred Share (including Preferred Shares represented by ADSs); this base offer price is a fixed amount established in accordance with applicable Brazilian law and regulations. In addition to the base offer price, the Filing Persons have, in accordance with customary practice in Brazil and to address the statutory interest component under applicable minimum price regulations, each as more fully described below, included as a term of the Offer the payment of accumulated interest on the base offer price. The interest is calculated at the CDI Rate and accrued each Brazilian business day after the announcement of the offer price by the Filing Persons on June 7, 2012 through the Auction Date.

Customary Practice. The Filing Persons followed a customary practice in Brazil of paying tendering holders an amount, in addition to the base offer price, representing accrued interest. Although the base offer price remains fixed, holders will receive an additional amount representing this interest. In all mandatory tender offers registered with the CVM in 2012 and thus far in 2013 (as disclosed by the CVM on its website) involving a change of control and in a majority of such offers involving deregistration of public companies, the offer price consisted of a pre-announced fixed price to which accrued interest at a benchmark rate was added.

Compliance with Applicable Regulations. The Filing Persons sought to ensure compliance with applicable Brazilian regulations on minimum pricing. The Offer is subject to two separate Brazilian regulatory requirements regarding minimum price: one because this is a mandatory offer triggered by a “change of control,” and another because this is a voluntary offer related to a withdrawal from the Level 2 listing regime of the São Paulo Stock Exchange. The Filing Persons were required to set the base offer price above both of the minimum prices required to be paid in the Offer in connection with the Change in Control of Net and the Level 2 Delisting, as disclosed in the response to the question “What are the minimum prices required to be paid to me for my Common Shares and Preferred Shares (including Preferred Shares represented by ADSs) under Brazilian law?” on page 14 of the Offer to Purchase.

For the mandatory offer resulting from the Change of Control of Net, the minimum price the Filing Persons are required by the CVM and the Level 2 Regulation to pay unaffiliated shareholders increases over time. It includes a fixed amount per share, which is equal to the price paid by the Filing Persons for the control shares, plus accrued interest through the Settlement Date at the benchmark SELIC rate. That is, the applicable minimum price regulations provide for the payment of statutory interest. In the present Offer, as is typical in offers that are subject to two different pricing requirements, the CVM has allowed the Filing Persons flexibility in

Ms. Christina Chalk
U.S. Securities and Exchange Commission
November 8, 2013, p. 3

structuring the terms of the Offer, provided that all pricing requirements are met. This included permitting the Filing Persons to provide for interest accrued at the benchmark CDI Rate instead of the benchmark SELIC rate. The SELIC rate is the daily average for the Brazilian central government’s domestic securities traded within the Brazilian Central Bank’s settlement system, while the CDI Rate represents a daily average of overnight inter-bank loans in Brazil. The Filing Persons chose to use the CDI Rate primarily because they believed it was more familiar to the investing public.

For the voluntary offer related to the Level 2 Delisting, the minimum price the Filing Persons are required to pay is the economic value of Net’s Common Shares and Preferred Shares, as determined by BTG Pactual in its Valuation Report dated May 25, 2012. The minimum price determined by the Valuation Report is any price in the range between R$25.89 and R$28.34. Despite the long period between (a) the announcement of the Offer and BTG Pactual’s completion of the Valuation Report and (b) the launch of the Offer, the CVM has confirmed that the Offer continues to meet applicable Brazilian regulations. The Filing Persons believe that the CVM’s confirmation was in part based on the fact that the Offer provides for the payment of accrued interest on the base offer price at the CDI Rate.

In determining to maintain a fixed offer price but include the statutory interest payment term, the Filing Persons considered that the Tier II exemptions, applicable to the Offer, permit the payment of statutory interest in a subsequent offering period where required in the home jurisdiction. Although not expressly covered by the Tier II exemptions, the Filing Persons noted that payment of interest in an initial offer period does not raise the same concerns as with payment of statutory interest in a subsequent offering period, in that all holders receive the interest. Where statutory interest is paid only in a subsequent offering period, there are concerns under the “best price” rule (Rule 14d-10(a)(2)) and Rule 14d-11(f), because holders tendering in an initial offer period do not receive the interest payment made to holders tendering in a subsequent offering period. The present Offer is not structured to have a subsequent offering period, and all holders would receive the base offer price plus the statutory interest payment.

The Filing Persons do not view the interest payment term, which was included in the Offer to follow customary practice and meet price requirements in the home jurisdiction, as analogous to formula pricing. In most formula pricing structures, the formula can produce significant increases or decreases in the purchase price, but in the Offer the base offer price is fixed and the interest component can only increase the total consideration. The Filing Persons view this as more analogous to a tender offer for debt securities at a fixed price plus accrued interest, where interest accrues on a fixed amount until the settlement of the offer. In addition, but for the long delay in the registration of the Offer, the interest payment was, like the statutory interest payments generally paid in a subsequent offering period, expected to be a nominal amount. As a result, the fixed amount (which was set prior to launch) was intended to represent the value proposition on which investors would make their investment decision. That said, the Filing Persons recognize the need for holders to understand the amount of interest payable on the base offer price under the terms of the Offer. In order to address the difficulty holders may experience

Ms. Christina Chalk
U.S. Securities and Exchange Commission
November 8, 2013, p. 4

in obtaining the CDI Rate and making the necessary calculations, the Filing Persons will provide the information described below.

Availability of CDI Rate and Offer Price Information. The Staff noted that the Offer to Purchase refers to the base offer price plus accrued interest on the base offer price at the CDI Rate from June 8, 2012 through and including August 18, 2013, a recent date, for illustrative purposes. The Staff asked whether holders of Common Shares, Preferred Shares and ADSs would have access to the CDI Rate and the amount of accrued interest on the base offer price on any particular date before the disclosure by the São Paulo Stock Exchange on or before the Auction Date of the base offer price plus accrued interest through the Auction Date. The Staff also asked that the Offer to Purchase be revised to indicate where holders could find such information.

The Filing Persons will provide and update each Brazilian business day for illustrative purposes more recent information about the CDI Rate and the amount of accrued interest on the base offer price on Embratel’s website. In addition, the Filing Persons will announce the base offer price plus accrued interest through the date ten business days prior to the Expiration Date on that date in a statement of material fact and on Embratel’s website. In response to the Staff’s comment, the Filing Persons have revised the disclosure in the Offer to Purchase accordingly. Please see pages 2 to 4 of Amendment No. 4.

* * *

The Filing Persons have authorized us to acknowledge on their behalf that (1) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in this filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding Amendment No. 4 or these responses, please feel free to contact me at (212) 225-2990 or my partner, Nicolas Grabar, at (212) 225-2414.

Sincerely,

/s/ Neil Whoriskey
Neil Whoriskey

cc:       Roberto Catalão Cardoso, Net Serviços de Comunicação S.A.

Nicolas Grabar, Esq., Cleary Gottlieb Steen & Hamilton LLP

Alberto de Orleans e Bragança, Veirano Advogados

November 8, 2013

Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0303 Attn: Christina Chalk, Senior Special Counsel

Re:	Net Serviços de Comunicação S.A. Amendment No. 3 to Schedule TO-T/13E-3 filed October 17, 2013 by Embratel Participações S.A. et al File No. 5-84654

Dear Ms. Chalk:

We are Brazilian counsel to Empresa Brasileira de Telecomunicações S.A. - EMBRATEL (“Embratel”) and Embratel Participações S.A. (“Embrapar,” and together with Embratel, the “Filing Persons”). We write in respect of the letter (the “Response Letter”) dated the date hereof of Cleary Gottlieb Steen & Hamilton LLP setting forth the responses of the Filing Persons to the comments raised in telephone conversations on October 28 and 29, 2013 between attorneys at Cleary Gottlieb Steen & Hamilton LLP and the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) related to the Filing Persons’ combined Schedule TO and Schedule 13E-3, initially filed on August 13, 2012 (as amended, the “Combined Schedule”).

We have received the Response Letter and confirm that the statements made therein relating to Brazilian laws, regulations and practices are, as of the date hereof, fair, accurate and complete insofar as they relate to the subject matter of the Response Letter. Based on our experience, the statements made in the Response Letter relating to Brazilian tender offer practice are a fair, accurate and complete summary thereof as of the date hereof.

This letter is provided solely for the benefit of the addressee in connection with the transactions contemplated by the Response Letter and may not be used or relied upon by any other person or for any other purposes.

Sincerely,

/s/ Alberto de Orleans e Bragança

Alberto de Orleans e Bragança